SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of October 2003
                                SANOFI-SYNTHELABO
             (Exact name of registrant as specified in its charter)


                   174, avenue de France, 75013 Paris, FRANCE
                    (Address of principal executive offices)


          (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                  Form 20-F  X                           Form 40-F
                            ---                                    ---

          (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                    No X
                     ---                                   ---


          (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

                                                        [SANOFI~SYNTHELABO LOGO]


~Investor Relations                                          Paris, October 2003


ACCELERATION IN CONSOLIDATED SALES GROWTH DURING
THIRD QUARTER:
                          +16.4% ON A COMPARABLE BASIS
                          +9.2% on A REPORTED BASIS

CONSOLIDATED SALES GROWTH DURING THE FIRST NINE MONTHS:

                          +15.1% ON A COMPARABLE BASIS
                          +7.1% on A REPORTED BASIS


THIRD QUARTER 2003(1):

o    Acceleration in sales growth:
          - Consolidated sales: 2,037 million euros, up 16.4% (9.2% on a reported basis).
          -    Developed sales: 2,718 million euros, up 22.0%.
o    Very strong growth of Plavix(R)in Europe and the United States.
o Dynamic momentum for Aprovel(R)/Avapro(R)developed sales in the United States and robust growth rate maintained in Europe.
o Success of Eloxatin(R) confirmed. Priority review granted in September 2003 by the Food and Drug Administration in the United States for the first line treatment of metastatic colorectal cancer.
o Growth in prescriptions of Ambien(R) maintained in the United States (13.9%(2) in the third quarter plus a favorable price effect). 6.3% decline in consolidated US sales as a result of extraordinary high sales level on the third quarter of 2002 in anticipation of the November 2002 price rise.


FIRST NINE MONTHS 2003 (1):

o Consolidated sales up 15.1% (7.1% on a reported basis) at 5,940 million euros
o    Developed sales up 17.4% at 7,631 million euros


2003 FULL-YEAR OUTLOOK:

o The third-quarter performance allows to confirm the full-year forecasts as upgraded on September 2nd, 2003.

--------
(1)  Unless otherwise indicated, growth rates are on a comparable basis
(2)  Prescriptions IMS third quarter 2003 retail + mail order + long term care

Consolidated sales
------------------

Sanofi-Synthelabo generated consolidated sales of 5,940 million euros in the 9 months to end September 2003, an increase of 15.1% on a comparable basis and 7.1% on a reported basis. Currency fluctuations had an unfavorable impact of 7.5 percentage points to end September. Of this, over half was due to the weakening of the US dollar, and the rest to the weakness of some Latin American and Asian currencies. Changes in Group structure(3) had an unfavorable impact of 0.5 of a percentage point over the 9-month period.

Consolidated sales for the third quarter of 2003 were 2,037 million euros, a rise of 16.4% on a comparable basis and 9.2% on a reported basis. During the quarter, currency fluctuations had an unfavorable impact of 6.9 percentage points and changes in Group structure an unfavorable impact of 0.3 of a percentage point.



Consolidated sales by geographical region
-----------------------------------------

                         Consolidated        Change on a         Change on a
     In millions        9-month sales         comparable           reported
      of euros               2003               basis                basis
------------------------------------------------------------------------------
Europe                      3,473                +9.5%              +8.2%
United States               1,413               +34.6%             +14.0%
Rest of the world           1,054               +12.0%              -4.0%
------------------------------------------------------------------------------
Total                       5,940               +15.1%              +7.1%
------------------------------------------------------------------------------

- In Europe, consolidated sales to end September were 3,473 million euros, up 9.5% on a comparable basis (8.2% on a reported basis), a higher growth rate than that of the market (+7.4% IMS YTD retail to end August). The third quarter saw an acceleration in comparable-basis sales growth to 13.0% (11.6% on a reported basis), compared with 7.9% in the first half of 2003.

- In the United States, consolidated sales to end September reached 1,413 million euros, a rise of 34.6% on a comparable basis and 14.0% on a reported basis; the difference was entirely due to fluctuations in the dollar/euro exchange rate. This performance was due largely to the continuing success of Eloxatin(R), which posted sales of 334 million euros to end September. Third-quarter consolidated sales in the United States rose by 26.3% on a comparable basis, despite a decline in sales of Ambien(R) (down 6.3% on a comparable basis) due to unfavorable comparatives.

- In the rest of the world, sustained growth in Asia and a recovery in Latin American operations resulted in sales of 1,054 million euros to end September, up 12.0% on a comparable basis but down 4.0% on a reported basis. Third-quarter sales rose by 14.1% on a comparable basis and 1.7% on a reported basis.

Consolidated sales by product
-----------------------------

Consolidated sales of the top 10 products to end September totaled 3,984 million euros, an increase of 28.4% on a comparable basis and 19.5% on a reported basis. The comparable-basis growth rate for the top 10 products during the third quarter was 24.8%.


--------
(3) Primarily, change from full consolidation to 51% proportionate consolidation of Sanofi-Synthelabo-Fujisawa (Taiwan) in May 2002

The top 10 products accounted for 67.1% of consolidated sales to end September, compared with 60.1% on a comparable basis in the nine months to end September 2002.


 In millions of euros          Consolidated      Change on a       Change on a
                              9-month sales       comparable         reported
                                  2003              basis              basis
--------------------------------------------------------------------------------
 Stilnox(R)/Ambien(R)               995             +10.3%           -6.4%
 Plavix(R)                          964             +36.0%          +32.4%
 Eloxatin(R)                        600            +174.0%         +160.9%
 Aprovel(R)                         506             +26.8%          +23.7%
 Fraxiparine(R)                     239              +2.6%           -0.8%
 Depakine(R)                        206              +7.3%           +3.5%
 Xatral(R)                          156             +20.9%          +17.3%
 Cordarone(R)                       110              -4.3%           -9.8%
 Solian(R)                          108              +6.9%           +5.9%
 Tildiem(R)                          99              -5.7%           -7.5%
--------------------------------------------------------------------------------
 Total                            3,984             +28.4%          +19.5%
--------------------------------------------------------------------------------


During the first nine months of 2003:

- Consolidated sales of Stilnox(R)/Ambien(R)/Myslee(R) were 995 million euros, up 10.3% on a comparable basis but down 6.4% on a reported basis. This difference is related to the impact of movements in the dollar/euro exchange rates, most of the product's sales being generated in the United States (831 million euros to end September, up 10.5% on a comparable basis). Third-quarter sales of Ambien(R) in the United States (315 million euros) were in line with demand, which rose by 13.9% (prescriptions IMS third quarter 2003 retail + mail order + long term care) with a favorable price effect, but fell by 6.3% on a comparable basis as a result of unfavorable comparatives. This was because the third quarter of 2002 saw a build-up of Ambien(R) inventories held by American wholesalers in anticipation of the November 2002 price rise. Inventory levels of Ambien(R) in the United States at end September 2003 were similar to those at end June 2003.
     In Japan, consolidated sales of Myslee(R) were 36 million euros, up 38.5% on a comparable basis.

- Consolidated sales of Plavix(R) came to 964 million euros, up 36.0% on a comparable basis. Excluding sales of active ingredient and finished product to Bristol-Myers Squibb, consolidated sales growth for Plavix(R) was 44.0%.

- Consolidated sales of Eloxatin(R) were 600 million euros, a rise of 174.0% on a comparable basis. This very strong growth reflects the continuing success of Eloxatin(R) in the United States, where sales reached 334 million euros. Outside the United States, sales of the product increased by 40.0% on a comparable basis to 266 million euros.

- Consolidated sales of Aprovel(R)were 506 million euros, up 26.8% on a comparable basis.

Apart from the top 10 products, the rest of the portfolio generated sales of 1,956 million euros to end September 2003, a decline of 5.0% on a comparable basis. Stripping out the fall in sales of Ticlid(R) and the virtual disappearance of sales of Corotrope(R)/Primacor(R) (since the introduction of generics in the United States in May 2002), sales of the other products in the portfolio rose by 1%.

Consolidated sales of Arixtra(R) remained low at 13 million euros. In July 2003, files were submitted in the United States and Europe seeking approval for Arixtra(R) as a curative treatment for thromboembolic events.

Developed sales(4)
------------------

In the nine months to end September, developed sales, which represent the worldwide market presence of Sanofi-Synthelabo products, reached 7,631 million euros, an increase of 17.4% on a comparable basis. Third-quarter developed sales rose by 22.0 % on a comparable basis.


Developed sales of Plavix(R)/Iscover(R)
---------------------------------------

 In millions of euros    H1 2003       Change on a       Q3 2003     Change on a     9 months      Change on a
                                     comparable basis              comparable basis    2003     comparable basis
-----------------------------------------------------------------------------------------------------------------
Europe                     476            +26.3%           275          +52.8%          751          +34.8%
United States              713            +15.6%           520          +41.3%        1,233          +25.2%
Rest of the world          157            +61.9%            92          +55.9%          249          +59.6%
-----------------------------------------------------------------------------------------------------------------
Total                    1,346            +23.4%           887          +46.1%        2,233          +31.5%
-----------------------------------------------------------------------------------------------------------------

Developed sales of Plavix(R)(R)/Iscover(R)(R) to end September 2003 came to 2,233 million euros.
In the United States, third-quarter invoiced sales of Plavix(R) (520 million euros) advanced by 41.3% on a comparable basis. Over the first 9 months of the year, demand for Plavix(R) continued to grow at a strong pace, with prescriptions up 26.5% (Prescriptions IMS YTD September 2003 retail + mail order + long term care), coupled with a favorable price effect.
Outside the United States, third-quarter sales growth was particularly buoyant, reaching 52.8% in Europe and 55.9% in the rest of the world on a comparable basis.

Developed sales of Aprovel(R)/Avapro(R)/Karvea(R)
-------------------------------------------------

 In millions of euros    H1 2003       Change on a       Q3 2003     Change on a     9 months      Change on a
                                     comparable basis              comparable basis    2003     comparable basis
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
Europe                      306           +25.9%            159            +23.3%           465           +25.0%
United States               188            +0.5%             95            +61.0%           283           +15.0%
Rest of the world            97           +40.6%             56            +36.6%           153           +39.1%
-----------------------------------------------------------------------------------------------------------------
Total                       591           +18.4%            310            +35.4%           901           +23.8%
-----------------------------------------------------------------------------------------------------------------


--------
(4) Developed sales include Sanofi-Synthelabo consolidated sales and sales generated under the agreements with Bristol-Myers Squibb on Plavix(R)/Iscover(R) (clopidogrel) and Aprovel(R)/Avapro(R)/Karvea(R) (irbesartan), with Fujisawa on Stilnox(R)/Myslee(R) (zolpidem), and with Organon on Arixtra(R) (fondaparinux) (see explanatory note).

Developed sales of Aprovel(R)/Avapro(R)/Karvea(R) to end September 2003 were 901 million euros.

In the United States, third-quarter invoiced sales of Avapro(R) came to 95 million euros, an increase of 61.0% on a comparable basis. This growth rate reflects invoiced sales in line with demand over the quarter plus favorable comparatives, Bristol-Myers Squibb having initiated its inventory workdown of Avapro(R) in the United States in the third quarter of 2002. Over the first 9 months of the year, volume growth in demand was 14.1% (Prescriptions IMS YTD September 2003 retail + mail order + long term care); this was coupled with a favorable price effect.
Outside the United States, third-quarter comparable-basis sales growth was 23.3% in Europe and 36.6% in the rest of the world.



OUTLOOK FOR 2003:

The third-quarter performance allows to confirm the full-year forecasts as upgraded on September 2nd, 2003:

o    Growth in the region of 15% on a comparable basis in 2003 full-year sales.

o Growth of close to 20% in full-year 2003 EPS(5) expected at an average annual rate of 1.10 dollars to one euro. The sensitivity of this growth rate to fluctuations in the dollar is 1% for a 3-cent movement.



--------
(5)  before exceptional items and goodwill amortization

                 Detailed figures for the third quarter of 2003

Third-quarter consolidated sales by geographical region
-------------------------------------------------------

     In millions                                                                   Change on a       Change on a
       of euros             Q3 2003       Q3 2002 comparable  Q3 2002 reported  comparable basis    reported basis
--------------------------------------------------------------------------------------------------------------------
Europe                        1,153              1,020             1,033              +13.0%            +11.6%
United States                   529                419               483              +26.3%             +9.5%
Rest of the world               355                311               349              +14.1%             +1.7%
--------------------------------------------------------------------------------------------------------------------
Total                         2,037              1,750             1,866              +16.4%             +9.2%
--------------------------------------------------------------------------------------------------------------------



Third-quarter consolidated sales of the top 10 products
-------------------------------------------------------

                                                                                   Change on a       Change on a
                            Q3 2003       Q3 2002 comparable  Q3 2002 reported  comparable basis    reported basis
--------------------------------------------------------------------------------------------------------------------
Stilnox(R)/Ambien(R)            368                383               440               -3.9%            -16.4%
Plavix(R)                       352                227               232              +55.1%            +51.7%
Eloxatin(R)                     216                 99               106             +118.2%           +103.8%
Aprovel(R)                      172                141               143              +22.0%            +20.3%
Fraxiparine(R)                   73                 73                75                  -              -2.7%
Depakine(R)                      69                 62                64              +11.3%             +7.8%
Xatral(R)                        53                 43                44              +23.3%            +20.5%
Cordarone(R)                     37                 35                37               +5.7%                -
Solian(R)                        37                 34                34               +8.8%             +8.8%
Tildiem(R)                       32                 33                34               -3.0%             -5.9%
--------------------------------------------------------------------------------------------------------------------
Total                         1,410              1,130             1,208              +24.8%            +16.7%
--------------------------------------------------------------------------------------------------------------------



                 Detailed figures for the first 9 months of 2003

9-month consolidated sales by geographical region
-------------------------------------------------

     In millions         9 months 2003      9 months 2002      9 months 2002       Change on a       Change on a
       of euros                              comparable          reported       comparable basis    reported basis
--------------------------------------------------------------------------------------------------------------------
Europe                        3,473              3,171             3,209               +9.5%             +8.2%
United States                 1,413              1,050             1,239              +34.6%            +14.0%
Rest of the world             1,054                941             1,098              +12.0%             -4.0%
--------------------------------------------------------------------------------------------------------------------
Total                         5,940              5,162             5,546              +15.1%             +7.1%
--------------------------------------------------------------------------------------------------------------------



9-month consolidated sales of the top 10 products
-------------------------------------------------

     In millions         9 months 2003      9 months 2002      9 months 2002       Change on a       Change on a
       of euros                              comparable          reported       comparable basis    reported basis
---------------------------------------------------------------------------------------------------------------------
Stilnox(R)/Ambien(R)            995                902             1,063              +10.3%             -6.4%
Plavix(R)                       964                709               728              +36.0%            +32.4%
Eloxatin(R)                     600                219               230             +174.0%           +160.9%
Aprovel(R)                      506                399               409              +26.8%            +23.7%
Fraxiparine(R)                  239                233               241               +2.6%             -0.8%
Depakine(R)                     206                192               199               +7.3%             +3.5%
Xatral(R)                       156                129               133              +20.9%            +17.3%
Cordarone(R)                    110                115               122               -4.3%             -9.8%
Solian(R)                       108                101               102               +6.9%             +5.9%
Tildiem(R)                       99                105               107               -5.7%             -7.5%
---------------------------------------------------------------------------------------------------------------------
Total                         3,984              3,104             3,333              +28.4%            +19.5%
---------------------------------------------------------------------------------------------------------------------


Explanatory notes:

All figures in this press release are in French GAAP.

In this press release, we refer to our historical sales as "reported" sales. In addition to reported sales, we also present and discuss two other non-GAAP indicators that we believe are useful measurement tools to explain changes in our reported sales:

Comparable sales: When we refer to the change in our sales on a "comparable" basis, we mean that we exclude the impact of exchange rate fluctuations and changes in Group structure (acquisitions and divestitures of entities and rights to products as well as change in the consolidation percentage for consolidated entities).
For any two periods, we exclude the impact of exchange rates by recalculating sales for the earlier period on the basis of exchange rates used in the later period.
We exclude the impact of acquisitions by including sales for a portion of the prior period equal to the portion of the current period during which we owned the entity or product rights based on sales information we receive from the party from whom we make the acquisition. Similarly, we exclude sales in the relevant portion of the prior period when we have sold an entity or rights to a product.
For a change in the consolidation percentage of a consolidated entity, the prior period is recalculated on the basis of the consolidation method used for the current period.

Developed sales When we refer to "developed sales" of a product, we mean consolidated sales, excluding sales of products to our alliance partners, but including those that are made through our alliances and which are not included in our consolidated sales (with Bristol-Myers Squibb on Plavix (R) /Iscover (R) (clopidogrel) and Aprovel (R) /Avapro (R) /Karvea (R) (irbesartan), with Fujisawa on Stilnox (R) /Myslee (R) (zolpidem), and with Organon on Arixtra (R) (fondaparinux)). Our alliance partners provide us with information regarding their sales in order to allow us to calculate developed sales.
We believe that developed sales are useful measurement tool because they demonstrate trends in the overall presence of our products in the market.


This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others that are described in our Form 20-F as filed with the US Securities and Exchange Commission on June 25, 2003 and in the Reference Document filed with the French Commission des Operations de Bourse on April 23, 2003, could cause actual results to differ materially from those described in the forward-looking statements: the ability of Sanofi-Synthelabo to expand its presence profitably in the United States; the success of Sanofi-Synthelabo's research and development programs; the ability of Sanofi-Synthelabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. Sanofi-Synthelabo does not undertake any obligation to provide updates or to revise any forward-looking statements.


Investors and security holders may obtain a free copy of the Form 20-F and any other documents filed by Sanofi-Synthelabo with the US Securities and Exchange Commission at www.sec.gov, as well as of the Reference Document filed with the French Commission des Operations de Bourse at www.cob.fr or directly from Sanofi-Synthelabo on the web site www.sanofi-synthelabo.com.

------------------------------------------------------------------------------

REMINDER

A conference call for financial analysts, institutional investors and journalists will be held today Wednesday, October 22nd, 2003 at 3:30 p.m. (Paris time). This conference call will be in English.



In order to participate in the conference call, the following numbers are to be dialed 10 minutes before it starts :

         France :             00 33 (0) 1 70 70 81 78            code :  517790
         United Kingdom :     00 44 (0) 207 019 95 04            code :  517790
         USA :                00 1 718 354 11 52                 code :  517790

A recorded version of the conference will be made available through Friday October 31st, 2003 by dialing :

         France :             00 33 (0) 1 70 70 82 10            code :  517790#
         United Kingdom :     00 44 (0) 207 784 10 24            code :  517790#
         USA :                00 1 718 354 11 12                 code :  517790#

A live audio webcast of this conference will be made available at our internet site (www.sanofi-synthelabo.com) and a recorded version will be archived through Friday, October 31st, 2003.


Investor Relations Department:
Philippe Goupit            Director of Investor Relations
Arnaud Delepine            Investor Relations Europe
Sanjay Gupta               Investor Relations US
Isabelle Laurent           Investor Relations


Contacts:
E-mail: investor-relations@sanofi-synthelabo.com
Europe                                              United States
Tel: +33 1 53 77 45 45                              Tel:  00 1 212 551 42 93
Fax: +33 1 53 77 42 96                              Fax:  00 1 212 551 49 92

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 22, 2003

                                           SANOFI-SYNTHELABO


                                           By:   /s/ Marie-Helene Laimay
                                                 -------------------------------
                                                Name:  Marie-Helene Laimay
                                                Title: Senior Vice President and
                                                       Chief Financial Officer